UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission file number: 001-33668

SUPERCOM LTD.
(Translation of registrant’s name into English)

3, Rothschild Street
Tel Aviv 6688106
Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUPERCOM LTD.

6-K Items

SuperCom Ltd. (the “Company”) entered into the Securities Purchase Agreement, dated as of July 13, 2026 (the “Purchase Agreement”), with certain accredited institutional investors (the “Purchasers”), pursuant to which the Company shall issue to the Purchasers, in a registered direct offering, an aggregate of 732,683 of its ordinary shares (the “Shares”), par value NIS 0.01 per share (the “ordinary shares” and collectively, the “Offering”). The negotiated purchase price for one Share will be $10.25. The Shares are being offered by the Company pursuant to a prospectus supplement to the Company’s currently the Company’s effective shelf Registration Statement on Form F-3 (File No. 333-284219), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 21, 2025. The Company expects to file the prospectus supplement for the Offering on or about July 14, 2026. The Company expects the Offering to close on or about July 14, 2026, subject to the satisfaction of customary closing conditions in the Purchase Agreement and the Placement Agency Agreement (as defined below). The Offering closed on July 14, 2026. The gross proceeds to the Company from this offering are approximately $7.5 million before deducting the placement agent's fees and other offering expenses.

Pursuant to the terms of the Purchase Agreement, the Company agreed to certain restrictions on future stock offerings, including that, until 60 days following the Closing Date, the Company will not issue (or enter into any binding agreement to issue) any ordinary shares or Ordinary Shares Equivalents (as defined in the Purchase Agreement), subject to certain exceptions, and will not file any registration statements, subject to certain exceptions.

Maxim Group LLC acted as the sole placement agent (the “Placement Agent”) on a “best efforts” basis, in connection with the Offering, pursuant to the Placement Agency Agreement, dated as of July 13, 2026 (the “Placement Agency Agreement”), between the Company and the Placement Agent. Pursuant to the Placement Agency Agreement, the Placement Agent will be entitled to a cash fee of 6% of the gross proceeds paid to the Company for the securities and reimbursement of certain out-of-pocket expenses.

The Purchase Agreement and the Placement Agency Agreement contain customary representations, warranties and agreements of the Company, the Purchasers and Placement Agent and customary indemnification rights and obligations of the parties thereto. The representations, warranties and covenants contained in the Purchase Agreement and the Placement Agency Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements, and may be subject to exceptions and limitations agreed upon by the contracting parties. Accordingly, the Purchase Agreement and the Placement Agency Agreement are incorporated herein by reference only to provide investors with information regarding the terms of the Purchase Agreement and the Placement Agency Agreement, and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s periodic reports and other filings with the SEC.

The foregoing summaries of the Offering, the securities to be issued in connection therewith, the form of the Purchase Agreement and the Placement Agency Agreement, do not purport to be complete and are qualified in their entirety by reference to the definitive transaction documents, copies of which are attached hereto as Exhibits 10.1 and 10.2, respectively, and are incorporated herein by reference.

Exhibit No.	Description
5.1*	Opinion of S. Friedman, Abramson & Co, Israeli legal counsel to the Company, regarding legality.
10.1*	Form of Securities Purchase Agreement, dated as of July 13, 2026, between the Company and the purchasers identified on the signature pages thereto.
10.2*	Placement Agency Agreement, dated as of July 13, 2026, between the Company and Maxim Group LLC.
23.1*	Consent of S. Freidman & Co (included in Exhibit 5.1).
99.1**	Press release, dated as of July 13, 2026.

* Filed herewith.
** Furnished herewith.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.
By: /s/ Ordan Trabelsi
Name: Ordan Trabelsi
Title: Chief Executive Officer

Date: July 14, 2026